UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41734

PRESTIGE WEALTH INC.

(Registrant’s Name)

Office Unit 6620B, 66/F, The Center

99 Queen's Road Central

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On April 25, 2025, Prestige Wealth Inc. (the “Company”) entered into a Project Outsourcing Agreement (the “Agreement”) with (i) InnoSphere Tech Inc. (“InnoSphere Tech”), a wholly-owned subsidiary of the Company, and (ii) certain service providers (“Party B”). Pursuant to the Agreement, Party B will provide services for the construction of MGAI Privatization Large Model System to InnoSphere Tech. In consideration of the services, the Company will issue to Party B (or its designees) 10,000,000 newly issued restricted shares (the “Shares”) of the Company’s Class A ordinary shares of par value US$0.000625 each at a price of US$0.265 per Share.

The Shares described herein have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold in reliance upon the exemption from the registration requirements under Section 4(a)(2) under the Securities Act and/or Regulation S promulgated thereunder.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Project Outsourcing Agreement, which is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Project Outsourcing Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRESTIGE WEALTH INC.

Date: April 29, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

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